UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2026
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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Forge, 43 Church Street West
Woking
Surrey, United Kingdom, GU21 6HT
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Submission of Matters to a Vote of Security Holders
On June 22, 2026, Nomad Foods Limited (the “Company”) held its 2026 annual meeting of shareholders (the “2026 Annual Meeting”). The proposals submitted to a shareholder vote at the 2026 Annual Meeting are described in detail in the Company’s Proxy Statement for the 2026 Annual Meeting, as furnished to the Securities and Exchange Commission (the “Commission”) on a Form 6-K on May 13, 2026 (the “Proxy Statement”). Shareholders present in person or by proxy represented 91,899,680.76 ordinary shares of the Company (or 65.74% of the outstanding ordinary shares of the Company as of May 4, 2026, the record date for the 2026 Annual Meeting).
At the 2026 Annual Meeting, the Company’s shareholders (i) elected the nine (9) directors specifically named in the Proxy Statement, each for a one-year term expiring at the Company’s 2027 annual meeting of shareholders and (ii) ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2026 fiscal year. The detailed voting results for each proposal are set forth below.
Proposal 1 - Election of Directors: The Company’s shareholders approved the election of the nine (9) directors specifically named in the Proxy Statement, each to serve until the Company’s 2027 annual meeting of shareholders or until his or her respective successor is duly elected and qualified. The final voting results with respect to the election of directors were as follows:

Nominee	For	Against	Abstain
Sir Martin Ellis Franklin, KGCN	83,450,240	6,118,446	35,442
Noam Gottesman	87,775,761	1,793,488	34,879
Dominic Brisby	88,719,577	841,782	42,769
Ruben Baldew	78,016,047	11,552,779	35,302
Carey Dorman	88,323,865	1,245,226	35,037
James E. Lillie	50,115,962	39,453,005	35,161
Victoria Parry	83,380,278	2,595,933	3,627,917
Amit Pilowsky	88,623,097	947,074	33,957
Melanie Stack	50,970,016	38,597,883	36,229

Proposal 2 - Ratification of Auditors: The Company’s shareholders ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2026 fiscal year as follows:

For	Against	Abstain
89,945,693	1,932,503	21,484

This report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), (iii) Form S-8 filed with the Commission on June 16, 2025 (File No. 333-288081) and (iv) Form F-3ASR filed with the Commission on March 5, 2026, which was automatically effective upon filing with the Commission (File No. 333-294059).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Dominic Brisby
Name:	Dominic Brisby
Title:	Chief Executive Officer
Dated: June 24, 2026